(Translation)

File No. 82-34816
July 31, 2006

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director



(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Allotment of Stock Compensation-Type Stock Options to Directors

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on July 28, 2006, determined the matters for the offering of stock acquisition rights to its Directors and resolved on the offering of the stock acquisition rights for subscription pursuant to Article 236, paragraph 1, Article 238, paragraphs 1 and 2 and Article 240, paragraph 1 of the Corporation Law of Japan for the purpose of increasing the market value of the Company through business administration in consideration of its shareholders and stock prices and affording incentives to, and raising the morale of them to, achieving much improved results, as described below:

Description

1. Title of the stock acquisition rights offered for subscription:

SEGA SAMMY HOLDINGS INC.
Stock Acquisition Rights issued in August 2006 (for Directors) (the "Stock Acquisition Rights")

2. Total number of Stock Acquisition Rights:

430 rights

The above total number of Stock Acquisition Rights is the number of planned allotment. In the event that such total number decreases if any qualified allotee does not subscribe or otherwise, the total number of Stock Acquisition Rights so subscribed shall be the total number of Stock Acquisition Rights to be issued.

3. Class and number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights:

The class of the shares to be issued or transferred upon exercise of the Stock Acquisition Rights shall be shares of common stock of the Company and the number of shares to be

issued or transferred upon exercise of the Stock Acquisition Rights (the "Number of Shares") shall be 100.

In the event that after the day on which the Stock Acquisition Rights are issued (the "Issue Date"), the Company makes a stock division (including free allocation of shares of common stock of the Company; the same applies hereinafter with regard to the description of any stock division) or stock consolidation in respect of its shares of common stock, the Number of Shares shall be adjusted in accordance with the following formula. Provided, however, that such adjustment shall be made only to the number of shares in respect of which the Stock Acquisition Rights have not been exercised by the qualified allotees, in case of the stock division, on the day next following the record date therefor or in case of the stock consolidation, at the time the same becomes effective, with any fraction of one share occurring upon such adjustment discarded.

Number of Shares after adjustment	=	Number of Shares before adjustment	x	Stock division/consolidation ratio

In addition, in the event that on or after the Issue Date of the Stock Acquisition Rights, the Company as a surviving company merges another company, makes a share exchange with another company to become a 100% parent company or acquires business by a spin-off, or in any other similar event where an adjustment to the number of the said shares to be issued or transferred upon exercise of the Stock Acquisition Rights is required, the Company shall make such adjustment as it deems necessary.

4. Amount of property to be contributed upon exercise of a Stock Acquisition Right:

The amount of property to be contributed upon exercise of each Stock Acquisition Right shall be the paid-in amount per share to be determined herein (the "Exercise Price"), multiplied by the Number of Shares to be issued or transferred for each Stock Acquisition Right as set forth in paragraph 3 above.

The Exercise Price per share shall be an amount obtained by multiplying by 1.05 the average of the daily closing prices (regular way) of the shares of common stock of the Company on the Tokyo Stock Exchange for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month under which the issue date of the Stock Acquisition Rights falls, with any fraction of one yen rounded upward to the nearest one yen. Provided, however, that if the amount so obtained falls below the closing price on the day immediately preceding the Issue Date of the Stock Acquisition Rights (or if the closing price is not available on that day, the closing price on any day immediately preceding that day; the same applies in this paragraph), the Exercise Price shall be the closing price on the day immediately preceding the Issue Date of the Stock Acquisition Rights.

(A) In the event that the Company divides or consolidates its shares after the Issue Date of the Stock Acquisition Rights, the said Exercise Price shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen; provided, however, that such adjustment shall be made, in case of the division of shares, on the day next following the

record date therefor or in case of the consolidation of shares, at the time the same becomes effective:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

(B) In the event that the Company issues new shares or disposes of its own shares at a price lower than the market price (which includes free allocation thereof but excludes the exercise of securities to be acquired by the Company or entitling the holders thereof to request the Company to acquire in exchange for the delivery of shares of common stock of the Company, stock acquisition rights (including those incorporated in bonds with stock acquisition rights) entitling the holders thereof to request the Company to deliver shares of common stock of the Company and stock acquisition rights based on stock options granted under the Commercial Code prior to the enforcement of the Law to Amend Part of the Commercial Code, Etc. (2001 Law No. 128) of Japan and the conversion of convertible bonds), the said Exercise Price shall be adjusted in accordance with the following formula (the "Exercise Price Adjustment Formula"), with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above formula, the "number of already issued shares" represents the total number of issued shares of the Company after deducting from the same the total number of its own shares held by the Company. In case of the disposition by the Company of its own shares, the "number of newly issued shares" shall be read as the "number of its own shares to be disposed of".

In addition, (i) in the event that the Company issues or disposes of securities entitling the holders thereof to request the Company to deliver shares of common stock of the Company at a price lower than the market price (which includes free allocation thereof) or issues or disposes of stock acquisition rights or bonds with stock acquisition rights entitling the holders thereof to request the Company to deliver shares of common stock of the Company at a price lower than the market price (which includes free allocation thereof), the Exercise Price after adjustment shall be calculated by applying the Exercise Price Adjustment Formula as if all the said securities or stock acquisition rights or bonds with stock acquisition rights so issued or disposed of or allocated were exercised at the initial Exercise Price and shall be applicable on or after the day next following the payment day (or the day on which contribution is made if the payment period is fixed, or in case of free allocation, the day on which the same becomes effective); provided,

however, that if an allocation date for shareholders for the offering of the said securities is fixed, the Exercise Price after adjustment shall be applicable on or after the day next following such allocation date.

(ii) In the event that the Company issues shares with acquisition clauses exchangeable with its shares of common stock for consideration lower than the market price or other securities to be acquired by the Company in exchange for the delivery of shares of common stock of the Company (excluding any event falling under (i) above) for consideration lower than the market price, the Exercise Price after adjustment shall be calculated by applying the Exercise Price Adjustment Formula as if all the said securities so issued were exchanged for shares of common stock of the Company based on the conditions as of the day on which any event for the acquisition thereof occurs, and shall be applicable on or after the day next following the day on which such any event for the acquisition thereof occurs.

(C) In any transaction under (A) or (B) above, in the event that the record date for granting rights to the holders of shares of common stock of the Company is fixed and such any transaction shall become effective subject to approval by the General Meeting of Shareholders, the Board of Directors or any other organ of the Company on or after the record date, the Exercise Price after adjustment shall, notwithstanding (A) or (B) above, be applicable on or after the day next following the day on which the resolution for such approval is adopted. In such event, to any party who declares to exercise his/her rights for the period from the day next following the record date to the day on which the resolution for such approval is adopted, additional delivery of shares of common stock of the Company shall be made in accordance with the following formula on or after the day on which the Exercise Price after adjustment shall become applicable:

$$\text{Number of shares} = \frac{\left(\begin{array}{c}\text{Exercise Price}\\\text{before adjustment}\end{array} - \begin{array}{c}\text{Exercise Price}\\\text{after adjustment}\end{array}\right) \times \begin{array}{c}\text{Number of shares}\\\text{delivered for the}\\\text{Exercise Price during}\\\text{the period}\end{array}}{\text{Exercise Price after adjustment}}$$

(D) In the event that the Company as a surviving company merges another company, makes a share exchange with another company to become a 100% parent company or acquires business by a spin-off, or in any other similar event where an adjustment to the Exercise Price is required, the Company shall make such adjustment as it deems necessary.

5. Exercise period of the Stock Acquisition Rights:

   From August 15, 2008 to July 30, 2010

6. Matters concerning capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the Stock Acquisition Rights:

   (1) In the event that the Company issues shares upon exercise of the Stock Acquisition

Rights, the amount of capital to be increased shall be a half of the upper limit thereon calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction of one yen rounded upward to the nearest one yen.

(2) In the event that the Company issues shares upon exercise of the Stock Acquisition Rights, the amount of capital reserve to be increased shall be an amount obtained by deducting the amount of capital to be increased as set forth in item (1) above from the upper limit on the capital to be increased as set forth in item (1) above.

7. Restriction on acquisition of the Stock Acquisition Rights by transfer:

Any acquisition of the Stock Acquisition Rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Company.

8. Events for acquisition of the Stock Acquisition Rights:

(1) In the event that a proposition for the approval of a merger or consolidation agreement under which the Company shall be merged or dissolved, a proposition for the approval of a share exchange agreement under which the Company shall become a wholly-owned subsidiary or a proposition for the approval of a share transfer plan under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, and the Company, by resolution of the Board of Directors, fixes a specific day, considering it necessary to acquire the Stock Acquisition Rights and such specific day arrives, then the Company may acquire the Stock Acquisition Rights without consideration.

(2) In the event that any allottee of the Stock Acquisition Rights ("Allottee") ceases to satisfy the terms and conditions of the exercise of the Stock Acquisition Rights as set forth in paragraph 12 below, the Company may immediately acquire all of the Stock Acquisition Rights allotted to such any Allottee without consideration.

9. Treatment upon reorganization:

In the event that the Company is merged or consolidated (as a result of which, the Company shall be dissolved), transfers business or incorporates a company by a spin-off, makes a share exchange or makes a share transfer (collectively, "reorganization"), the Company shall deliver to the Allottee of the Stock Acquisition Rights outstanding when the reorganization becomes effective, stock acquisition rights of relevant corporations ("reorganizing companies") listed in Article 236, paragraph 1, item 8 (a) through (e) of the Corporation Law, in accordance with the following conditions. In such case, the Stock Acquisition Rights shall become null and void, only if and when the delivery of stock acquisition rights of the reorganizing companies is stipulated in the relevant merger agreement, consolidation agreement, agreement of business transfer by a spin-off, plan for incorporation by a spin-off, share exchange agreement or share transfer plan.

A. Number of stock acquisition rights of reorganizing company to be delivered:

The same number as that of the Stock Acquisition Rights held by each Allottee of the Stock Acquisition Rights and outstanding when the reorganization becomes effective shall be delivered.

B. Class of shares of reorganizing company to be issued or transferred upon exercise of stock acquisition rights:

Shares of common stock of the reorganizing company.

C. Number of shares of reorganizing company to be issued or transferred upon exercise of stock acquisition rights:

The number of shares shall be determined in accordance with paragraph 3 above, taking into account the conditions of the reorganization.

D. Amount of property to be contributed upon exercise of a stock acquisition right:

The amount of property to be contributed upon exercise of a stock acquisition right to be delivered shall be an amount obtained by multiplying by the number of shares to be issued or transferred upon exercise of each of the stock acquisition rights, the paid-in amount after reorganization to be adjusted by taking into account the conditions of the reorganization.

E. Exercise period of stock acquisition rights:

From later of the first day of the period during which the Stock Acquisition Rights set forth in paragraph 5 above are exercisable and the day on which the reorganization becomes effective, to the last day of the period during which the Stock Acquisition Rights set forth in paragraph 5 above are exercisable.

F. Terms and conditions of the exercise of stock acquisition rights:

To be determined in accordance with paragraph 12 below.

G. Restriction on acquisition of stock acquisition rights by transfer:

Any acquisition of stock acquisition rights by transfer shall be subject to the approval of the reorganizing company.

H. Events for acquisition of stock acquisition rights by reorganizing company:

To be determined in accordance with paragraph 8 above.

10. Treatment of fractions of a share upon exercise of the Stock Acquisition Rights:

For the purpose of delivery of shares to the Allottees who exercise the Stock Acquisition Rights, any fraction of one share shall be truncated.

11. Issuance of certificates for the Stock Acquisition Rights:

The Company shall not issue certificates for the Stock Acquisition Rights.

12. Other terms and conditions of the exercise of the Stock Acquisition Rights:

(1) Any Allottee may exercise his/her Stock Acquisition Rights even after he/she leaves office as Director of the Company, as stipulated in a "contract of allotting stock acquisition rights" to be entered into between the Company and such any Allottee.

(2) If any Allottee dies, his/her Stock Acquisition Rights that remain unexercised then may be succeeded to. His/her heir shall be entitled to exercise his/her Stock Acquisition Rights, as stipulated in a "contract of allotting stock acquisition rights" to be entered into between the Company and such any Allottee.

(3) The Stock Acquisition Rights shall not be offered as a pledge or otherwise disposed of.

13. Paid-in amount of a Stock Acquisition Right:

The paid-in amount shall be an amount obtained by multiplying the option price per share calculated in accordance with the following formula based on the Black & Scholes model, by the number of shares allotted:

$$C = S e^{-qT} N(d) - X e^{-rT} N(d - \sigma\sqrt{T}) \quad \text{where: } d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

※
C : Option price per share
X : Exercise Price
σ : Stock price movements
q : Stock dividend yields
S : Stock price
T : Expected remaining period
r : Risk-free interest rate
$N(.)$: Cumulative distribution function of standard normal distribution

14. Allotment date of the Stock Acquisition Rights:

August 14, 2006

15. Payment date of cash in exchange for the Stock Acquisition Rights:

August 14, 2006

<For reference>

(1)	Date of resolution of the Board of Directors for the proposition to be submitted to the Ordinary General Meeting of Shareholders:	May 16, 2006
(2)	Date of resolution of the Ordinary General Meeting of Shareholders:	June 20, 2006

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(Translation)

File No. 82-34816

July 31, 2006

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Issuance of Stock Options (Stock Acquisition Rights) to Employees, Etc.

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on July 28, 2006, adopted a resolution with regard to the "Issuance of Stock Acquisition Rights as Stock Options to Directors of the Company's Subsidiaries and Executive Officers and Employees of the Company and its Subsidiaries" approved at the 2nd Ordinary General Meeting of Shareholders held on June 20, 2006, pursuant to the provisions of Article 236, Article 238 and Article 239 of the Corporation Law of Japan, as described below:

Description

(1) Date of allotment of stock acquisition rights:

August 14, 2006

(2) Total number of stock acquisition rights to be issued:

27,015 rights

(3) Issue price of a stock acquisition right:

No cash payment shall be required for any stock acquisition right.

(4) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

2,701,500 shares of common stock of the Company (number of shares to be issued or transferred for each stock acquisition right: 100 shares)

(5) Amount of property to be contributed upon exercise of stock acquisition rights:

Undecided

(6) Total amount of issue prices of shares to be issued upon exercise of stock acquisition rights:

Undecided

(7) Exercise period of stock acquisition rights:

Within two years upon expiration of two years from the day immediately following the date of allotment of stock acquisition rights; provided, however, that if the last day of the said exercise period falls on a holiday of the Company, the last day shall be the immediately preceding business day.

(8) Terms and conditions of the exercise of stock acquisition rights:

(i) Any qualified allottee shall remain in office as director, corporate auditor, executive officer, advisor, counselor or employee of the Company or its subsidiaries when he/she exercises the stock acquisition rights, unless he/she leaves office pursuant to laws or ordinances or the articles of incorporation or corporate rules of the Company or its subsidiaries or as stipulated in items (ii) through (iv) below.

(ii) If any Executive Officer or employee of the Company who is a qualified allottee leaves office due to either of the events in (a) through (c) below, the qualified allottee may, notwithstanding item (i) above, exercise only the stock acquisition rights that remain unexercised then:

a. The qualified allottee leaves office due to retirement upon expiration of his/her term of office or for any other reason arising from any amendment to laws or ordinances;

b. The qualified allottee leaves office due to his/her mandatory retirement age, layoff due to business contraction or any other reason under the corporate rules, or due to a transfer to a subsidiary of the Company for any reason on the part of the Company; and

c. Immediately upon leaving office, the qualified allottee assumes office as Director, Corporate Auditor, Executive Officer, Advisor or Counselor of the Company or director, corporate auditor, executive officer, advisor, counselor or employee of any of its subsidiaries.

(iii) If any director, executive officer or employee of the Company's subsidiaries who is a qualified allottee leaves office due to either of the events in (a) through (c) below, the qualified allottee may, notwithstanding item (i) above, exercise only the stock acquisition rights that remain unexercised then:

a. The qualified allottee leaves office due to retirement upon expiration of his/her term of office or for any other reason arising from any amendment to laws or ordinances;

b. The qualified allottee leaves office due to his/her mandatory retirement age, layoff due to business contraction or any other reason under the corporate rules, or due to a transfer to the Company or any of its subsidiaries for any reason on the part of the Company or any of its subsidiaries; and

c. Immediately upon leaving office, the qualified allottee assumes office as director, corporate auditor, executive officer, advisor, counselor or employee of the Company or any of its subsidiaries.

(iv) If any qualified allottee dies, his/her stock acquisition rights that remain unexercised then may be succeeded to. His/her heir shall be entitled to exercise his/her stock acquisition rights, as stipulated in a "contract of allotting stock acquisition rights" to be entered into between the Company and such any qualified allottee.

(v) The stock acquisition rights shall not be offered as a pledge or otherwise disposed of.

(9) Matters concerning capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the stock acquisition rights:

(i) In the event that the Company issues shares upon exercise of the stock acquisition rights, the amount of capital to be increased shall be a half of the upper limit thereon calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction of one yen rounded upward to the nearest one yen.

(ii) In the event that the Company issues shares upon exercise of the stock acquisition rights, the amount of capital reserve to be increased shall be an amount obtained by deducting the amount of capital to be increased as set forth in item (i) above from the upper limit on the capital to be increased as set forth in item (i) above.

(10) Qualified allottees of stock acquisition rights and the number thereof:

Directors of the Company's subsidiaries and executive officers and employees of the Company and its subsidiaries: 1,086 in total

<For reference>

(1) Date of resolution of the Board of Directors for the proposition to be submitted to the Ordinary General Meeting of Shareholders: May 16, 2006

(2) Date of resolution of the Ordinary General Meeting of Shareholders: June 20, 2006

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